Ms. Melissa Rocha

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C.   20549

RE:

File No. 1-7233

Standex International Corporation

Form 10-K for fiscal year ended June 30, 2014

Dear Ms. Rocha:

We have received your communication dated March 23, 2015, relating to the Staff’s review of Standex International Corporation’s (the “Company”) Form 10-K for the year ended June 30, 2014.  For your ease of review, questions raised have been repeated below in italic type immediately followed by the Company’s responses.

Acquisitions

1.

Please tell us how you considered ASC 805-10-50-2(h) and 805-10-50-3 for both the Ultrafryer transaction (acquired during the quarter ended June 30, 2014) and the Enginetics transaction (acquired during the quarter ended September 30, 2014) and ensure that supplemental pro forma information is provided in future filings, if material.

Response

During the preparation of both the Company’s Form 10-K as of June 30, 2014 and Form 10-Q’s as of September 30, 2014 and December 31, 2014, the Company evaluated the requirements of ASC 805-10-50-2(h) and ASC 805-10-50-3 as it relates to its two most recent acquisitions, Ultrafryer Systems, Inc. and Enginetics Corporation.  Both of our recent acquisitions are strategically significant to the future growth prospects of the Company, however at the time of financial statement preparation, the Company concluded that the historical results of the acquired Companies, both individually and in the aggregate, were immaterial to the Company’s consolidated financial results and therefore disclosures required under the ASC references above were not required.

As support for the Company’s materiality conclusion, we would point to two facts.  First, as the Company notes in Item 4 of its December 31, 2014 Form 10-Q, the Ultrafryer and Enginetics businesses represented only 2.5% and 2.3% of the Company’s consolidated revenue respectively for the six months ended December 31, 2014.  Because of the burden of nearly $1.7 million of purchase accounting expenses associated with inventory step up and acquired backlog, these business generated only 4.1% of the Company’s consolidated year to date operating income.  During its preparation of the financial statements, the Company concluded that these levels of net sales and operating income were immaterial to the consolidated Company.

Second, the Company also evaluated the retrospective, pro forma results as if both acquisitions were consolidated as of the end of the previous fiscal year (i.e. as of July 1, 2013) and determined that neither sales, operating income, net earnings, nor earnings per share results would have  shown a more than 5.05% change from the as reported figures.  Pro forma calculations made by the Company were adjusted to remove disposal expenses incurred by the sellers of the Enginetics business prior to the transaction date.

Based on all of the facts above, the Company concluded that the financial results of both the Enginetics and Ultrafryer acquisitions were individually and in the aggregate immaterial to the consolidated Company’s financial results and therefore omitted the information required by ASC 805-10-50-2(h) and 805-10-50-3.

The Company will continue to evaluate the materiality of its recent acquisitions at each future filing date.  If future evaluations determine that the acquisitions have become material, either individually or in the aggregate, the Company will disclose the information required by ASC 805-10-50-2(h) and 805-10-50-3 in future filings.

Your letter indicated that we should acknowledge certain facts about our disclosures.  The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have addressed your comment sufficiently in detail.  If we failed to respond in a manner which was expected, please do not hesitate to contact the undersigned at 603-685-2029 or Sean Valashinas at 603-685-2039 for further clarification.  We appreciate the Staff’s review and look at this as an opportunity to continually review the current level of disclosures and enhance our public filings.

Sincerely,

STANDEX INTERNATIONAL CORPORATION

/s/ Thomas D. DeByle

Thomas D. DeByle

Vice President/CFO